                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A
                                 (RULE 13d-102)

                  INFORMATION PURSUANT TO RULES 13d-1 AND 13d-2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 1)*


                        OPTICAL COATING LABORATORY, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    683829105
                                 (CUSIP Number)


                                 MARCH 23, 1998
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

            [    ]  Rule 13d-1(b)

            [  X ]  Rule 13d-1(c)

            [    ]  Rule 13d-1(d)

Check the following box if a fee is being paid with this statement [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 683829105                                                       13G/A

1.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
       Investors Canadian Small Cap Fund
       Reporting Person, a non-U.S, entity, has no I.R.S. Identification
       Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 311,700
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 311,700

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    311,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    [  ]

11. Percent of Class Represented by Amount in Row (9):
    2.9%

12. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

CUSIP NO. 683829105                                                       13G/A

1.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
       Investors Canadian Small Cap Fund II
       Reporting Person, a non-U.S. entity, has no I.R.S. Identification
       Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 107,500
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 107,500

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    107,500

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    [  ]

11. Percent of Class Represented by Amount in Row (9):
    1.0%

12. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                   Page 4of 14

CUSIP NO. 683829105                                                       13G/A

1.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
       Investors Summa Fund
       Reporting Person, a non-U.S. entity, has no I.R.S. Identification
       Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 278,200
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 278,200

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    278,200

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    [  ]

11. Percent of Class Represented by Amount in Row (9):
    2.6%

12. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

CUSIP NO. 683829105                                                       13G/A

1.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
       Pooled Equity Fund
       Reporting Person, a non-U.S. entity, has no I.R.S. Identification
       Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 33,700
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 33,700

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    33,700

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    [  ]

11. Percent of Class Represented by Amount in Row (9):
    0.3%

12. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

CUSIP NO. 683829105                                                       13G/A

1.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
      I.G. Investment Management, Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 731,100
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 731,100

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    731,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    [  ]

11. Percent of Class Represented by Amount in Row (9):
    6.8%

12. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

CUSIP NO. 683829105                                                       13G/A

1.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Group Trust Co. Ltd.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 731,100
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 731,100

9.  Aggregate Amount Beneficially Owned by Each Reporting Person
    731,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
    [  ]

11. Percent of Class Represented by Amount in Row (9):
    6.8%

12. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Manitoba Corporations Act)

CUSIP NO. 683829105                                                       13G/A

1.   Name of Reporting Person(s).
     I.R.S. Identification Nos. of above person(s) (entities only).
       Investors Group Inc.
       Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 731,100
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 731,100

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     731,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     6.8%

12.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

CUSIP NO. 683829105                                                       13G/A

1.   Name of Reporting Person(s).
     I.R.S. Identification Nos. of above person(s) (entities only).
      Investors Group Trustco Inc.
      Reporting Person, a non-U.S. entity, has no I.R.S. Identification Number.

2.   Check the Appropriate Box if a member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]

3.   SEC Use Only

4.   Citizenship or Place of Organization
     Canada

Number of Shares        5.          Sole Voting Power 0
Beneficially Owned      6.          Shared Voting Power 731,100
by Each Reporting       7.          Sole Dispositive Power 0
Person With             8.          Shared Dispositive Power 731,100

9.   Aggregate Amount Beneficially Owned by Each Reporting Person
     731,100

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
     [  ]

11.  Percent of Class Represented by Amount in Row (9):
     6.8%

12.  Type of Reporting Person (See Instructions)
     CO (Corporation governed by the Canada Business Corporations Act), HC

ITEM 1(a)   NAME OF ISSUER:

      Optical Coating Laboratory, Inc.

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

      2789 Northpoint Parkway
      Santa Rosa California
      95407-7397

ITEM 2(a)   NAME OF PERSON FILING:

       This joint statement is filed by and on behalf of the following Reporting Persons signing this amended Schedule 13G and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Canadian Small Cap Fund, Investors Canadian Small Cap Fund II, Investors Summa Fund and Pooled Equity Fund (collectively, the "Funds").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

       All of the Reporting Persons have their principal place of business at:

                      One Canada Centre
                      447 Portage Avenue
                      Winnipeg, Manitoba
                      R3C 3B6

ITEM 2(c)   CITIZENSHIP:

       IGI is a corporation formed under the Canada Business Corporations Act. It is a diversified-financial services holding company.

       Trustco is a corporation formed under the Canada Business Corporations Act. It is a holding company.

       The Management Company is a corporation formed under the Canada Business Corporations Act. It provides management services to the Funds.

       The Trustee is a corporation formed under the Manitoba Corporations Act. It is the trustee for the Unitholders of the Funds and serves as the trustee for other open-end mutual fund trusts organized and affiliated with IGI.

       The Funds are open-end mutual fund trusts of which the Unitholders are beneficiaries established in accordance with a Declaration of Trust under the laws of Manitoba, Canada.

       IGI owns 100% of the issued and outstanding Class A Common Shares of Trustco. Trustco owns 100% of the issued and outstanding Class A Common Shares of the Management Company. Trustco also owns, directly or indirectly, 100% of the issued and outstanding Common Shares of the Trustee. Trustco, the Management Company, the Trustee, and the Funds are all ultimately controlled by IGI through its ownership of 100% of the issued and outstanding Class A Common Shares of Trustco.

       Power Financial Corporation owns 67.4% of the common stock of Investors Group Inc. Power Corporation of Canada, of which Mr. Paul Desmarais controls 67.7% of the voting power, owns 67.5% of the common stock of Power Financial Corporation.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES:

       The class of equity securities to which this amended statement on
Schedule 13G relates is the Common Stock, $.01 par value (the "Common Stock" or the "Securities"), of Optical Coating Laboratory, Inc., a Delaware corporation (the "Issuer").

ITEM 2(e) CUSIP NUMBER:

       683829105

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b), OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
        78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [ x ]

ITEM 4  OWNERSHIP.

Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each Reporting Person.

ITEM 5  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

[  ]

ITEM 6  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10 CERTIFICATION.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April  22, 1999                     INVESTORS GROUP INC.



                                    By:         /s/ Edwin R. Buss
                                                -----------------
                                                Edwin R. Buss, as
                                                Attorney-in-Fact for
                                                Hugh Sanford Riley,
                                                President and Chief
                                                Executive Officer of
                                                Investors Group Inc.

April 22, 1999                      INVESTORS GROUP TRUSTCO INC.



                                    By:         /s/ Edwin R. Buss
                                                -----------------
                                                Edwin R. Buss, as
                                                Attorney-in-Fact for
                                                Richard Elliot Archer,
                                                President of
                                                Investors Group Trustco Inc.

April 22, 1999           INVESTORS GROUP TRUST CO. LTD.



                         By:         /s/ Edwin R. Buss
                                     Edwin R. Buss, as
                                     Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer
                                     Investors Group Trust Co. Ltd.


April 22, 1999           I.G. INVESTMENT MANAGEMENT, LTD.



                         By:         /s/ Edwin R. Buss
                                     Edwin R. Buss, as
                                     Attorney-in-Fact for
                                     Alexander Scott Penman,
                                     President and Chief Executive Officer of
                                     I.G. Investment Management, Ltd.

April 22, 1999           INVESTORS CANADIAN SMALL CAP FUND



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Canadian Small Cap Fund

April 22, 1999           INVESTORS CANADIAN SMALL CAP FUND II



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Canadian Small Cap Fund II

April 22, 1999           INVESTORS SUMMA FUND



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Investors Summa Fund

April 22, 1999           POOLED EQUITY FUND



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss,
                                     as Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer of
                                     Investors Group Trust Co. Ltd.,
                                     as Trustee for
                                     Pooled Equity Fund

Exhibit A

                             Joint Filing Agreement
                             ----------------------

       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $.01 par value, of Optical Coating Laboratory, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 23rd day of December, 1998.


                         INVESTORS GROUP INC.



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss, as
                                     Attorney-in-Fact for
                                     Hugh Sanford Riley,
                                     President and Chief
                                     Executive Officer of
                                     Investors Group Inc.

                         INVESTORS GROUP TRUSTCO INC.



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss, as
                                     Attorney-in-Fact for
                                     Richard Elliot Archer,
                                     President of
                                     Investors Group Trustco Inc.

                         INVESTORS GROUP TRUST CO. LTD.



                         By:         /s/ Edwin R. Buss
                                     -----------------
                                     Edwin R. Buss, as
                                     Attorney-in-Fact for
                                     Wayne Stanley Walker,
                                     President and Chief Executive Officer
                                     Investors Group Trust Co. Ltd.

                        I.G. INVESTMENT MANAGEMENT, LTD.



                        By:         /s/ Edwin R. Buss
                                    -----------------
                                    Edwin R. Buss, as
                                    Attorney-in-Fact for
                                    Richard Elliot Archer,
                                    President of
                                    I.G. Investment Management, Ltd.


                        INVESTORS CANADIAN SMALL CAP FUND



                        By:         /s/ Edwin R. Buss
                                    -----------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund

                        INVESTORS CANADIAN SMALL CAP FUND II



                        By:       /s/ Edwin R. Buss
                                  -----------------
                                  Edwin R. Buss,
                                  as Attorney-in-Fact for
                                  Wayne Stanley Walker,
                                  President and Chief Executive Officer of
                                  Investors Group Trust Co. Ltd.,
                                  as Trustee for
                                  Investors Canadian Small Cap Fund II

                        INVESTORS SUMMA FUND



                        By:       /s/ Edwin R. Buss
                                  -----------------
                                  Edwin R. Buss,
                                  as Attorney-in-Fact for
                                  Wayne Stanley Walker,
                                  President and Chief Executive Officer of
                                  Investors Group Trust Co. Ltd.,
                                  as Trustee for
                                  Investors Summa Fund

                      POOLED EQUITY FUND



                      By:         /s/ Edwin R. Buss
                                  -----------------
                                  Edwin R. Buss,
                                  as Attorney-in-Fact for
                                  Wayne Stanley Walker,
                                  President and Chief Executive Officer of
                                  Investors Group Trust Co. Ltd.,
                                  as Trustee for
                                  Pooled Equity Fund

Exhibit B
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Hugh Sanford Riley, President and Chief Executive Officer of Investors Group Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                             /s/    Hugh Sanford Riley
                                             -------------------------
                                                    Hugh Sanford Riley


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Hugh Sanford Riley, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                             /s/    Martin Gutnik
                                             --------------------
                                                    Notary Public

Exhibit C
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of Investors Group Trustco Inc., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trustco Inc. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                         /s/     Richard Elliot Archer
                                         -----------------------------
                                                 Richard Elliot Archer


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                           /s/   Martin Gutnik
                                           -------------------
                                                 Notary Public

Exhibit D

                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Group Trust Co. Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                           /s/    Wayne Stanley Walker
                                           ---------------------------
                                                  Wayne Stanley Walker


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                           /s/    Martin Gutnik
                                           --------------------
                                                  Notary Public

Exhibit E
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Richard Elliot Archer, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                           /s/    Richard Elliot Archer
                                           ----------------------------
                                                  Richard Elliot Archer


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Richard Elliot Archer, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                           /s/    Martin Gutnik
                                           --------------------
                                                  Notary Public

Exhibit F
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                         /s/      Wayne Stanley Walker
                                         -----------------------------
                                                  Wayne Stanley Walker


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                         /s/      Martin Gutnik
                                         ----------------------
                                                  Notary Public

Exhibit G
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund II, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund II any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                         /s/      Wayne Stanley Walker
                                         -----------------------------
                                                  Wayne Stanley Walker


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                         /s/      Martin Gutnik
                                         ----------------------
                                                  Notary Public

Exhibit H
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Summa Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David
M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Summa Fund any and all statements on
Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                          /s/     Wayne Stanley Walker
                                          ----------------------------
                                                  Wayne Stanley Walker


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                          /s/     Martin Gutnik
                                          ---------------------
                                                  Notary Public

Exhibit I
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Pooled Equity Fund, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Pooled Equity Fund any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 23rd day of December, 1998.


                                         /s/      Wayne Stanley Walker
                                         -----------------------------
                                                  Wayne Stanley Walker


       BE IT KNOWN, that on this 23rd day of December, 1998, before me Martin Gutnik, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                         /s/      Martin Gutnik
                                         ----------------------
                                                  Notary Public

Exhibit J
                                Power of Attorney
                                -----------------

       KNOW ALL MEN BY THESE PRESENTS, THAT I, Alexander Scott Penman, President of I.G. Investment Management, Ltd., have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M. R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of I.G. Investment Management, Ltd. any and all statements on Schedule 13G under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

       IN WITNESS WHEREOF, I have hereunto set my hand and seal this 19th day of March, 1999.


                                        /s/     Alexander Scott Penman
                                        ------------------------------
                                                Alexander Scott Penman


       BE IT KNOWN, that on this 19th day of March, 1999, before me Douglas E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Alexander Scott Penman, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

       IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                        /s/     Douglas E. Jones
                                        ------------------------
                                                Notary Public